Exhibit 99.2

Algonquin Power & Utilities Corp. announces dates for 2015 third quarter financial results release and conference call

OAKVILLE, ON, Sept. 30, 2015 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2015 third quarter financial results on Thursday, November 5, 2015 after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 6, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, November 6, 2015

Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330

Conference ID: 797053

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 797053 from Friday, November 6, 2015 until November 20, 2015.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Amanda Dillon, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:00e 30-SEP-15